FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 29, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

A Publicly Traded Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

We announce that at a Meeting of the Board of Directors held on April 29, 2013, it was decided to:

1. Advisory Committees and the Election of their Members

Strategy and Markets Committee:

José Carlos Reis Magalhães Neto (Coordinator), Décio da Silva and Walter Fontana Filho;

Finance and Risks Policy Committee:

Manoel Cordeiro Silva Filho (Coordinator), Sérgio Ricardo Silva Rosa, Luis Carlos Fernandes Afonso and Pedro de Andrade Faria;

People, Organization and Culture Committee:

Pedro de Andrade Faria (Coordinator), Walter Fontana Filho and Paulo Assunção de Sousa;

Governance and Sustainability Committee:

Sérgio Ricardo Silva Rosa (Coordinator), Luiz Fernando Furlan and Carlos Fernando Costa.

2.Reappointment of the Board of Executive Officers – The Board of Directors decided to reappoint the Board of Executive Officers with a term of office to run for 2 (two) years until April 2015 being constituted as follows:

Chief Executive Officer:

José Antonio do Prado Fay

Chief Financial, Administration and Investor Relations Officer:

Leopoldo Viriato Saboya

Vice Presidents:

Antonio Augusto de Toni

Ely David Mizrahi

Gilberto Antonio Orsato

José Eduardo Cabral Mauro

Luiz Henrique Lissoni

Nelson Vas Hacklauer

Nilvo Mittanck

Wilson Newton de Mello Neto

São Paulo, April 29, 2013

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 29, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director